SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: January 30, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations Tel. +41-44-234 85 00

www.ubs.com

30 January 2008
Media release
UBS pre-announces full-year and fourth quarter 2007 results
UBS will report a net loss attributable to shareholders of approximately CHF 4.4 billion for full-year 2007.
Zurich/Basel, 30 January 2008 — On 10 December 2007, UBS indicated it may record a net loss for full-year 2007.
UBS now expects to report a net loss attributable to shareholders of approximately CHF 4.4 billion for full-year 2007.
For fourth quarter 2007, the net loss attributable to UBS shareholders will be approximately CHF 12.5 billion. These results reflect weak trading revenues in the Fixed Income, Currencies and Commodities (FICC) business in the Investment Bank. FICC numbers will include around USD 12 billion (CHF 13.7 billion) in losses on positions related to the US sub-prime mortgage market and approximately USD 2 billion (CHF 2.3 billion) on other positions related to the US residential mortgage market.
UBS will provide further details on its financial performance on 14 February 2008, when it publishes its final full-year and fourth quarter 2007 results.
On 10 December 2007, UBS also announced a capital improvement program. Two elements of this - replacement of the cash dividend with a stock dividend and a decision to rededicate treasury shares for disposal — immediately contributed to BIS Tier 1 capital. During fourth quarter 2007, UBS reduced its balance sheet and risk weighted assets. This process included the sale of some positions at a loss. The combination of the fourth quarter result, the stock dividend, the re-issue of treasury shares and the reduction in risk weighted assets mean that UBS will report a BIS Tier 1 ratio of 8.8% as of 31 December 2007. This number does not take into account proceeds from the Mandatory Convertible Notes, which, if approved at the Extraordinary General Meeting on 27 February 2008, will further strengthen UBS’s Tier 1 capital.
UBS

Media Relations 30 January 2008 Page 2 of 2
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber

Name: Louis Eber
Title: Managing Director

By:	/s/ Niall O'Toole

Name: Niall O’Toole
Title: Executive Director
Date: January 30, 2008